UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77634L 105	Schedule 13D	Page 2 of 14

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,910,408
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,910,408

(11)	Aggregate amount beneficially owned by each reporting person 124,910,408
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.7%*
(14)	Type of reporting person (see instructions) PN

*

Based on 421,255,230 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024 (the “Form 10-Q”).

CUSIP No. 77634L 105	Schedule 13D	Page 3 of 14

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,075,180
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,075,180

(11)	Aggregate amount beneficially owned by each reporting person 11,075,180
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.6%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 4 of 14

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 5 of 14

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 6 of 14

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588
(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 7 of 14

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588
(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 8 of 14

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588
(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 9 of 14

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588
(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 10 of 14

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588
(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 11 of 14

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 1, 2022, as amended on October 3, 2023, February 7, 2024, February 26, 2024, April 29, 2024 and May 7, 2024 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Statement”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On June 12, 2024, the Investor Parties submitted a request to the Issuer to extend the deadline under the May 6 Waiver in order to permit the Investor Parties to continue discussions with respect to a Potential Transaction through July 12, 2024 (the “June 12 Waiver Request”), and such request has been granted.

The foregoing description of the June 12 Waiver Request is not intended to be complete and is qualified in its entirety by reference to the full text of the June 12 Waiver Request. The June 12 Waiver Request is filed as Exhibit 7 hereto.

As permitted by the May 6 Waiver, the Reporting Persons have been engaged in discussions with TCP-ASC with respect to a Potential Transaction throughout the past several weeks. In connection with these discussions, Jeremy Delinsky, a NMC Designee on the Board (“Mr. Delinsky”), has and intends to continue to assist the Reporting Persons in conducting due diligence on the Issuer. The Reporting Persons and Mr. Delinsky have had preliminary discussions and intend to continue to have discussions regarding the possibility of Mr. Delinsky serving in an executive capacity and/or advisory role with the Issuer following such Potential Transaction.

The Reporting Persons and their affiliates are engaged in ongoing discussions and negotiations with TCP-ASC, Mr. Delinsky and other existing stockholders and potential financing sources. The Reporting Persons and their affiliates have not reached any agreement, arrangement or understanding with any other person (including TCP-ASC or Mr. Delinsky) regarding any Potential Transaction. The Reporting Persons disclaim membership in any “group” (within the meaning of Section 13(d)(3) of the Act) with TCP-ASC or Mr. Delinsky and also expressly disclaim the beneficial ownership of any shares of Common Stock held by either TCP-ASC or Mr. Delinsky. There is no assurance that any such discussions will continue or that any such group may be formed.

TowerBrook Capital Partners L.P., Ascension Health Alliance d/b/a Ascension, and New Mountain Capital, L.L.C. have come to an understanding with respect to the sharing of certain expenses incurred in connection with the evaluation, negotiation, pursuit or consummation of a Potential Acquisition.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

(c) None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

CUSIP No. 77634L 105	Schedule 13D	Page 12 of 14

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

7.	Waiver Extension Request, dated June 12, 2024.

CUSIP No. 77634L 105	Schedule 13D	Page 13 of 14

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: June 14, 2024

CoyCo 1, L.P.

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: President

CoyCo GP, L.L.C.

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

New Mountain Investments V, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

New Mountain Capital, L.L.C.; By its Managing Member New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

CUSIP No. 77634L 105	Schedule 13D	Page 14 of 14

NM Holdings GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Steven B. Klinsky

/s/ Steven B. Klinsky